

March 24, 2022

Matthew P. Jordan
Chief Financial Officer
The RMR Group Inc.
Two Newton Place,
255 Washington Street, Suite 300
Newton, MA 02458-1634

      Re: The RMR Group Inc.
          Form 10-K for Fiscal Year Ended September 30, 2021
          Filed November 15, 2021
          File No. 001-37616

Dear Mr. Jordan:

We have reviewed your March 16, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 9, 2022 letter.

Form 10-K for Fiscal Year Ended September 30, 2021

Item 15. Exhibits and Financial Statement Schedules
Consolidated Statements of Income, page F-6

1.   We have reviewed your response to comment 2, and reissue. We continue to believe that your revenues should be captioned as related party transactions on the face of your 'Consolidated Statements of Income' or parenthetically stated, pursuant to Rule 4-08(k)(1) of Regulation S-X which is prescriptive in stating "Amounts of related party transactions should be stated on the face of the balance sheet, statement of comprehensive income, or statement of cash flows." Please revise or advise accordingly.

You may contact Abe Friedman at 202-551-8298 or Lyn Shenk at 202-551-3380 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services